Exhibit (h)(7)(l) Form of Advisory Fee Waiver Agreement

DRAFT 4/23/09

May [1], 2009

Forward Management, LLC

433 California Street, 11th Floor

San Francisco, California 94104

Re:	Advisory Fee Waiver

This letter agreement (the “Agreement”) confirms the advisory fee waiver between Forward Funds (the “Trust”), on behalf of each of the series listed on Schedule A (each a “Fund” and collectively, the “Funds”), and Forward Management, LLC (the “Advisor”) with respect to the portfolio management of the Funds.

1.	Advisory Expense Waiver. The Advisor has agreed to waive the entire amount of the advisory fee payable to the Advisor under the Investment Management Agreement, dated , (“Investment Management Agreement”), between the Trust and the Advisor, as set forth in the attached Schedule A.

2.	Term and Termination. This Agreement shall become effective on May 1, 2009 and shall continue in effect until April 30, 2010. The Agreement will terminate automatically in the event of the termination of the Investment Management Agreement.

3.	Governing Law. This Agreement shall be governed by, and construed in accordance with, the laws of the State of California, provided that nothing in this Agreement shall be construed in a manner inconsistent with the Investment Company Act of 1940, as amended, or the Investment Advisers Act of 1940, as amended.

Please indicate your approval of this Agreement by signing and returning a copy of this letter to the Trust.

FORWARD FUNDS		FORWARD MANAGEMENT, LLC

By:	.	By:	.
Name:		Name:
Title:		Title:

SCHEDULE A

FUND	WAIVER AMOUNT*
Accessor Aggressive Growth Allocation Fund	10 basis points
Accessor Balanced Allocation Fund	10 basis points
Accessor Growth Allocation Fund	10 basis points
Accessor Growth & Income Allocation Fund	10 basis points
Accessor Income Allocation Fund	10 basis points
Accessor Income & Growth Allocation Fund	10 basis points

*	These amounts are stated on an annual basis.